As filed with the Securities and Exchange Commission on December 1, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 2

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TRIKON TECHNOLOGIES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $ 0.001 par value

(Title of Class of Securities)

896187408

(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

John Macneil,

Chief Executive Officer

Trikon Technologies, Inc.

Ringland Way, Newport, South Wales

NP18 2TA U.K.

Tel: 44 (0) 1633 414 000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Steven V. Bernard, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$ 3,150,391.94	$ 370.81

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 365,684 shares of common stock of Trikon Technologies, Inc. will be exchanged pursuant to this offer. The transaction value was calculated based on the aggregate exercise prices of such options being exchanged in this offer. The amount of the filing fee equals $117.70 for each $1,000,000 of the value of the transaction and was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory #3 for Fiscal Year 2006 issued by the Securities and Exchange Commission.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$370.81
Form or Registration No.:	SC TO-I
Filing party:	TRIKON TECHNOLOGIES, INC.
Date filed:	October 28, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

Explanatory Note

This Amendment No. 2 to the Tender Offer Statement on Schedule TO ( the “Schedule TO”) filed by Trikon Technologies, Inc. (“Trikon”) with the Commission on October 28, 2005, as amended and supplemented by Amendment No. 1 to the Schedule TO filed by Trikon on November 4, 2005, is the final amendment to the Schedule TO relating to the solicitation of consents for the assumption of outstanding options to purchase shares of Trikon’s common stock by New Athletics, Inc. in connection with Trikon’s merger transaction with Aviza Technology, Inc.

This Amendment No. 2 reports the results of the consent solicitation.

Item 4.	Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following sentences:

The consent solicitation expired at 5:00 p.m., Pacific Time, on November 30, 2005. Trikon has received consents for the assumption of all outstanding options under the Trikon Technologies, Inc. (United Kingdom Companies) Share Option Scheme, as amended May 24, 2000, by New Athletics, Inc. in connection with Trikon’s merger with Aviza Technology, Inc. Accordingly, options to purchase 365,684 shares of Trikon common stock have been assumed by New Athletics, Inc. and converted into options to purchase shares of New Athletics, Inc.’s common stock in accordance with the terms of the Agreement and Plan of Merger by and among Trikon, Aviza Technology, Inc., New Athletics, Inc., Baseball Acquisition Corp. I and Baseball Acquisition Corp. II dated as of March 14, 2005, as amended June 23, 2005 and October 27, 2005.

This Amendment No. 2 is filed in satisfaction of the reporting requirements of Rules 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRIKON TECHNOLOGIES, INC.

/s/ John Macneil John Macneil
Chief Executive Officer

Date: December 1, 2005